UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Technology Research Corporation

(Name of Issuer)

Common Stock, $0.51 par value

(Title of Class of Securities)

878727304

(CUSIP Number)

James J. Junewicz Winston & Strawn LLP 35 West Wacker Drive Chicago, Illinois 60601 (312) 558-5257

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

May 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878727304

1.	Names of Reporting Persons Clearwater Acquisition I, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,702,446*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,702,446*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,702,446
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 94.6%*
14.	Type of Reporting Person (See Instructions) CO

*

5,702,446 of the outstanding shares of Technology Research Corporation (“TRC”) were acquired on May 16, 2011 by Clearwater Acquisition I, Inc. (“Purchaser”), a wholly owned subsidiary of Coleman Cable, Inc. (“Coleman”), pursuant to a cash tender offer (the “Offer”) commenced by Purchaser on April 12, 2011. Also on May 16, 2011, following Purchaser’s acceptance of such tendered shares, Purchaser merged with and into TRC (the “Merger”), upon which the separate corporate existence of Purchaser ceased and each then-outstanding share of TRC common stock (other than those owned by Coleman, the Purchaser or any of their subsidiaries) were canceled and converted into the right to receive cash consideration, resulting in post-Merger direct ownership by the Purchaser of 94.6% of TRC shares.

CUSIP No. 878727304

1.	Names of Reporting Persons Coleman Cable, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,026,156†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,026,156†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,026,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%†
14.	Type of Reporting Person (See Instructions) CO

†	Prior to the commencement of the Offer, Coleman owned 323,710 shares of TRC common stock. Pursuant to the Offer, Coleman, through Purchaser, indirectly acquired 5,702,446 outstanding shares of TRC common stock. Pursuant to the Merger, each then-outstanding share of TRC common stock (other than those owned by Coleman, the Purchaser or any of their subsidiaries) were canceled and converted into the right to receive cash consideration, resulting in post-Merger direct ownership by Coleman of 100% of TRC shares.

Item 1. Security and Issuer

The name of the issuer is Technology Research Corporation, a Florida corporation (the “Issuer” or “TRC”). The address of the Issuer’s principal executive offices is 5250-140th Avenue North, Clearwater, FL 33760. This Schedule 13D relates to the Issuer’s Common Stock, $0.51 par value (the “Shares”).

Item 2. Identity and Background

(a)

Name of Persons Filing

This Schedule 13D is being filed jointly by Coleman Cable, Inc., a Delaware corporation (“Coleman”) and Clearwater Acquisition I, Inc., a Florida corporation (the “Purchaser”) (each, a “Reporting Person, and, collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence 1530 Shields Drive Waukegan, Illinois 60085

(c)

Occupation and Employer Information

Coleman Cable, Inc. is a designer, developer, manufacturer and supplier of electrical wire and cable products for consumer, commercial and industrial applications. The Purchaser was formed solely for the purpose of acquiring TRC and has not engaged, and does not expect to engage, in any other business activities.

The name, citizenship, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) for each director and executive officer of Coleman and the Purchaser are set forth in Annex I hereto and incorporated herein by reference.

(d) - (e)	During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

(f)	Citizenship United States

Item 3. Source and Amount of Funds or Other Consideration

On March 28, 2011, Coleman and the Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TRC. Pursuant to the Merger Agreement, on April 12, 2011 the Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $7.20 per Share in cash, without interest and less any required withholding taxes. Following the completion of the Offer, the Purchaser was merged with and into TRC (the “Merger”) on May 16, 2011, with TRC surviving the Merger as a wholly owned subsidiary of Coleman.

The total amount of funds required to purchase all of the Shares pursuant to the Offer and complete the Merger was approximately $51.5 million. Coleman contributed cash to the Purchaser in a sufficient amount to complete the purchase of Shares in the Offer and the Merger. Coleman obtained the necessary funds from its cash and cash equivalents and borrowings under its senior secured credit facility.

All of the information contained in the section entitled “Source and Amount of Funds” of the Offer to Purchase dated April 12, 2011 (together with any amendments and supplements thereto, the “Offer to Purchase”), attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed by the Purchaser and Coleman with the Securities and Exchange Commission on April 12, 2011, is incorporated herein by reference.

Item 4. Purpose of Transaction

(a)-(b) Pursuant to the Merger Agreement, on April 12, 2011, the Purchaser and Coleman commenced the Offer to purchase all of the outstanding Shares at a purchase price of $7.20 per Share in cash, without interest and less withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO, and the related Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO. After consummation of the Offer and pursuant to the Merger Agreement, the Purchaser was merged with and into TRC, with TRC surviving the Merger as a wholly owned subsidiary of Coleman. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Coleman, the Purchaser or any of their subsidiaries) was cancelled and converted into the right to receive $7.20 in cash, without interest and less any required withholding taxes.

(c) Not applicable.

(d) On May 16, 2011, upon the effectiveness of the Merger, the directors of the Purchaser immediately prior to the effective time of the Merger became the directors of TRC, the surviving corporation.

(e) Upon the effectiveness of the Merger, TRC became a wholly owned subsidiary of Coleman.

(f) Not applicable.

(g) On May 16, 2011, upon the effectiveness of the Merger, the Articles of Incorporation and Amended and Restated Bylaws of TRC were amended and restated in their entirety to read as the Articles of Incorporation and Bylaws, respectively, of the Purchaser as in effect immediately prior to the Merger. The Certificate of Incorporation and Bylaws upon the effectiveness of the Merger are filed as Exhibit 99.1 and 99.2 hereto and are incorporated herein by reference. Each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Coleman, the Purchaser or any of their subsidiaries) was cancelled and converted into the right to receive $7.20 in cash, without interest and less any required withholding taxes.

Item 5. Interest in Securities of the Issuer

(a)-(b) As a result of the purchase of Shares pursuant to the Offer, the Purchaser beneficially owned an aggregate of 5,702,446 Shares, representing 84.6% of the outstanding Shares at the expiration of the Offer. Upon consummation of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Coleman, the Purchaser or any of their subsidiaries) was cancelled and converted into the right to receive $7.20 in cash, without interest and less any required withholding taxes. This resulted in a 94.6% ownership of the Shares by the Purchaser.

In addition, prior to the commencement of the Offer, Coleman beneficially owned an aggregate of 323,710 Shares. As a result, upon consummation of the Merger, Coleman beneficially owned 6,026,156 Shares, representing 100% of the outstanding Shares.

(c) On May 16, 2011, the Purchaser accepted 5,702,446 Shares for purchase at $7.20 per Share, representing the number of Shares validly tendered and not validly withdrawn as of the expiration of the Offer. Following the Purchaser’s acceptance for payment of all validly tendered and not validly withdrawn Shares, on May 16, 2011, pursuant to the terms of the Merger Agreement, the Purchaser merged with and into TRC and each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Coleman, the Purchaser or any of their subsidiaries) was cancelled and converted into the right to receive $7.20 in cash, without interest and less any required withholding taxes. As a result of the Merger, Coleman acquired beneficial ownership of 6,026,156 Shares.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of Coleman and the Purchaser, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of TRC, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

99.1	First Amended and Restated Articles of Incorporation of TRC.

99.2	Second Amended and Restated Bylaws of TRC.

99.3	Agreement and Plan of Merger, dated as of March 28, 2011, among Coleman, the Purchaser and TRC (incorporated by reference to Exhibit 2.1 to Coleman’s Current Report on Form 8-K filed with the SEC on March 29, 2011).

99.4	Tender and Support Agreement, dated as of March 28, 2011, among Coleman, the Purchaser and TRC (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on March 29, 2011).

99.5	Mutual Non-Disclosure Agreement, dated as of February 8, 2011, by and between Coleman and TRC (incorporated by reference to Exhibit (e)(3) to TRC’s Schedule 14D-9 filed with the SEC on April 12, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARWATER ACQUISITION I, INC.

Date: May 25, 2011	By:	/s/ G. Gary Yetman
		Name:	G. Gary Yetman
		Title:	Chief Executive Officer

COLEMAN CABLE, INC.

Date: May 25, 2011	By:	/s/ Richard N. Burger
		Name:	Richard N. Burger
		Title:	Chief Financial Officer, Executive Vice President, Secretary and Treasurer

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF COLEMAN AND THE PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF COLEMAN

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Coleman are set forth below. The business address of each director and officer is care of Coleman Cable, Inc., 1530 Shields Drive, Waukegan, Illinois 60085. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Coleman. All directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History

*G. Gary Yetman

President, Chief Executive Officer and Director of Coleman since 1999.

Prior to his current role, Mr. Yetman held various senior management positions with Coleman’s predecessor company and within the electrical industry.

Richard N. Burger

Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Coleman since 1999.

Mr. Burger joined Coleman’s predecessor company in July 1996 as Chief Financial Officer. Prior to that time, Mr. Burger served in senior level financial, administrative and manufacturing operations positions at Burns Aerospace Corporation, including as its President and Chief Executive Officer.

Richard Carr

Executive Vice President, Operations of Coleman since 2008.

Prior to 2008, Mr. Carr was the President and Chief Executive Officer of Copperfield LLC since co-founding the company in 1990, which Coleman acquired in 2007.

Michael Frigo

Executive Vice President, OEM Group of Coleman since 2008.

Prior to 2008, Mr. Frigo was Chief Operating Officer of Copperfield LLC, which Coleman acquired in 2007. Prior to that time, Mr. Frigo served as Executive Vice President and Chief Operations Officer of Therm-O-Link, Inc. for eight years.

J. Kurt Hennelly

Executive Vice President, Operations of Coleman since 2008.

Previously Mr. Hennelly served in variety of senior level positions within both Coleman’s Consumer Group and Global Sourcing Group since December of 2002, most recently serving as the Vice President of Supply Chain. Mr. Hennelly also previously held a variety of management positions in manufacturing, engineering, materials management and quality assurance since joining Coleman’s predecessor company in 1987.

Kenneth A. McAllister

Executive Vice President, Distribution Group of Coleman since 2008.

Prior to 2008, Mr. McAllister served as Group Vice President, Specialty Group since January 2005 and Group Vice President of the Consumer Group since February 2007. He joined Coleman in October 2002 as Vice President, Wire and Cable, and was also responsible for Coleman’s OEM/Government sales channel. Prior to joining Coleman, Mr. McAllister had over 20 years experience in the wire and cable industry, including a variety of senior level sales and management positions at General Cable Corporation from 1994 to 2002.

Kathy Jo Van

Executive Vice President, Retail Group of Coleman since 2008.

Prior to 2008, Ms. Van served as Group Vice President Electrical Group since January 2005. Prior to that, Ms. Van had been Vice President, Electrical Distribution since January 2003. Ms. Van joined Coleman in 2000 having worked in the electrical distribution industry for 13 years with distributors of various sizes, including WESCO Distribution, Englewood Electric and Midwest Electric.

*David Bistricer

Co-Chairman of the Board of Directors of Coleman since 1999.

Mr. Bistricer was previously co-chairman of Riblet Products Corporation from January 1987 until its merger with Coleman in 2000. Since 1995, Mr. Bistricer has been the managing member of Berkshire Capital LLC, a real estate investment firm operating in New York and New Jersey.

*Shmuel D. Levinson

Director of Coleman since 2005.

Mr. Levinson is the president of and has sole voting control of Trapeze Inc., a real estate investment company involved the acquisition, management and development of commercial and residential properties. In addition, he currently serves on the board and operating committee of Canary Wharf Group, PLC and Songbird Estates PLC.

*James G. London

Director of Coleman since 2005.

From 1994 to 2002, Mr. London was the President of the Wire & Cable Division of Anixter International Inc., a communications, wire and cable distributor. Prior to that time, Mr. London held various management positions with Anixter International Inc. Mr. London retired in 2002 after a 26-year career with Anixter International Inc.

*Dennis J. Martin

Director of Coleman since 2008.

Mr. Martin is President and Chief Executive Officer and a director of Federal Signal Corporation (NYSE: FSS), serving in such capacities since 2010 and 2008, respectively. Mr. Martin is also Vice President of BD Martin Group LLC, a consulting firm, a position he has held since 2005. From 2001 to 2005, he was the Chairman, President and Chief Executive Officer of General Binding Corporation (GBC), a manufacturer and marketer of binding and laminating office equipment. He joined GBC from Illinois Tool Works (NYSE: ITW), where he was Executive Vice President and Chief Executive Officer of the Welding Products Group. He enjoyed a ten-year career at Illinois Tool Works after joining from Ingersoll-Rand Company. In addition to Coleman’s Board and Federal Signal Corporation, Mr. Martin also has served as a director of HNI Corporation (NYSE: HNI) since 2000. Additionally, Mr. Martin served on the board of directors of A.O. Smith Corporation (NYSE:AOS) from 2004 until 2005.

*Isaac M. Neuberger

Director of Coleman since 2007.

Mr. Neuberger is a founding principal of the law firm of Neuberger, Quinn, Gielen, Rubin & Gibber, P.A., located in Baltimore, Maryland. He also serves as a member of the Board of Directors of AmTrust Financial Services, Inc. (NASDAQ: AFSI).

*Harmon S. Spolan

Director of Coleman since 2007.

Mr. Spolan is Of Counsel to the law firm of Cozen O’Connor P.C. located in Philadelphia, Pennsylvania, where he is chairman of the firm’s charitable foundation. Prior to joining Cozen in 1999, he served as President, Chief Operating Officer and a director of JeffBanks, Inc., a Nasdaq-traded bank holding company, and its subsidiary Jefferson Bank for 22 years. Mr. Spolan has also served as a consultant for Cohen and Company, Inc., an investment bank, since 2004. Mr. Spolan also was a member of the Board of Directors of Atlas Energy, Inc. (NASDAQ: ATLS) until February 2011 when Atlas was acquired by Chevron Corp. (NYSE: CVX). Previously, Mr. Spolan served on the Board of Directors of TRM Corporation (NASDAQ: TRMM) from 2002 until 2008.

*Denis E. Springer

Director of Coleman since 2007.

In 1999, Mr. Springer retired as Senior Vice President and Chief Financial Officer of Burlington Northern Santa Fe Corporation, a position he held since 1995. From 1999 to 2010, Mr. Springer was a trustee of Aston Funds, a family of mutual funds headquartered in Chicago. During that time, he served on Aston Funds’ audit, valuation and nominating and corporate governance committees.

*Nachum Stein

Co-Chairman of the Board of Directors of Coleman since 1999.

Mr. Stein founded and is currently Chairman and Chief Executive Officer of American European Group and its subsidiaries, an insurance holding company. He was previously co-chairman of Riblet Products Corporation from January 1987 until its merger with Coleman.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below. The business address of each director and officer is care of Coleman Cable, Inc., 1530 Shields Drive, Waukegan, Illinois 60085. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Purchaser. All directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History

*G. Gary Yetman

President and Director of the Purchaser since 2011.

Mr. Yetman has served as President, Chief Executive Officer and Director of Coleman since 1999. Prior to his current at Coleman role, Mr. Yetman held various senior management positions with Coleman’s predecessor company and within the electrical industry.

*Richard N. Burger

Secretary, Treasurer and Director of the Purchaser since 2011.

Mr. Burger has served as Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Coleman since 1999. Mr. Burger joined Coleman’s predecessor company in July 1996 as Chief Financial Officer. Prior to that time, Mr. Burger served in senior level financial, administrative and manufacturing operations positions at Burns Aerospace Corporation, including as its President and Chief Executive Officer.